ThinkEquity

A Division of Fordham Financial Management, Inc.

17 State Street, 22nd Floor

New York, New York 1004

February 5, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Josh Shainess

Re:Staffing 360 Solutions, Inc.

Registration Statement on Form S‑1 (Registration No. 333-228448)

Dear Mr. Shainess:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the "Securities Act"), the undersigned, as representative of the underwriters in connection with the above referenced Registration Statement relating to the offer and issuance by the Registrant of certain of its securities, hereby joins the Registrant's request that the effective date of the Registration Statement be accelerated so that it shall be declared effective at 5:00 p.m. Eastern Time on February 7, 2019, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations of the Securities Act, please be advised that there will be distributed to each underwriter or dealer, who is reasonably anticipated to be invited to participate in the distribution of the securities, as many “E-red” copies of the preliminary prospectus, as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned confirms that it has complied with and will continue to comply with, and it has been informed or will be informed by participating dealers that they have complied with or will comply with, Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

Very truly yours,

ThinkEquity

A Division of Fordham Financial Management, Inc.

By:__/s/ Eric Lord___________

Name:Eric Lord

Title:     Head of Investment Banking